Legal Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
MaryJo.Ardington@LFG.com

VIA EDGAR & email

February 28, 2014

Alberto H. Zapata, Esq.
Office of Insured Investments
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account L
Post-Effective Amendment No. 2
File Nos. 333-187069; 333-187070; 333-187071; 333-187072

Dear Mr. Zapata:

Attached are copies of the above-referenced post-effective amendments filed on February 28, 2014.  Each amendment consists of an updated prospectus that will be effective on May 1, 2014.

The amendments outline a decrease in the current and guaranteed charges of the Guaranteed Withdrawal Benefit.  The current annual charge will be decreased from 1.00% to 0.90%; the guaranteed maximum withdrawal charge will be decreased from 2.04% to 2.00%.  These changes will apply to all of the prospectuses listed above. In addition, certain administrative and stylistic changes have been made.

Any questions or comments regarding this filing should be directed to me at the number listed above.

Sincerely,

Mary Jo Ardington
Associate General Counsel